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                             May 22, 2020

       Eli Hazum
       Acting Chief Executive Officer
       PainReform Ltd.
       60C Medinat Hayehudim
       Herzliya, 4676670, Israel

                                                        Re: PainReform Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 12,
2020
                                                            CIK No. 0001801834

       Dear Mr. Hazum:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted May 12, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your response to comment 1, which we reissue. Your disclosure continues to state your conclusion
that your proprietary extended release drug-delivery system
                                                        prolongs the in vivo
activity of active pharmaceutical ingredients, thus increasing the therapeutic window for
patient treatment. You may replace this statement with a
                                                        description of clinical
trials and the resulting data without drawing conclusions with respect to efficacy.
Similarly, we note your response to comment 2, which we reissue.
                                                        Although you may be
permitted by a regulator to conduct clinical trials, statements indicating safety or
efficacy are premature and inappropriate because these determinations
 Eli Hazum
FirstName LastNameEli Hazum
PainReform Ltd.
Comapany NamePainReform Ltd.
May 22, 2020
May 22, 2020 Page 2
Page 2
FirstName LastName
         are assessed by applicable regulators during all phases of clinical trials and you have not secured marketing approval. Please revise your document to remove all statements that indicate or imply that your product candidates are safe or effective, including preliminary indications of safety or efficacy. As a non-exhaustive list of illustrative examples only, we note the following:

              PRF-110's physical characteristics and composition are key to its safety, efficacy and ease of use.
              We have amassed an extensive safety toxicology portfolio for PRF-110, demonstrating its tolerability and safety in both healthy controls and in surgical patients.
              Based on the extensive safety studies and the positive Phase 2, results, the FDA has granted our company and IND for PRF-110 and approved the initiation of Phase 3 trials for post-operative pain.
              No safety issues were raised, and PRF-110 showed a superior performance when administered to nonoperated sites when compared to either a placebo or ropivacaine alone.
              PRF-110 was well tolerated and demonstrated an excellent safety profile.

         Additionally, with reference to your disclosure that in a Phase 1 study, PRF-110 showed a superior performance when administered to non-operated sites when compared to either a placebo or ropivacaine, please revise your disclosure to explain what you mean by "non-
         operated" sites.
Business
The Opportunity, page 52

2. We note your response to comment 9, which we reissue in part. Your disclosure indicating the number of annual deaths from drug overdose does not appear to be material to an investor's understanding of your business. Please delete this statement. We will not object to disclosure that discusses your potential addressable market. Intellectual Property, page 56

3.       Please also provide the expiry dates for your issued patents.
 Eli Hazum
PainReform Ltd.
May 22, 2020
Page 3

       You may contact Ameen Hamady at 202-551-3891 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,
FirstName LastNameEli Hazum
                                                        Division of Corporation
Finance
Comapany NamePainReform Ltd.
                                                        Office of Life Sciences
May 22, 2020 Page 3
cc:       Steven Glusband, Esq.
FirstName LastName